March 4, 2010

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
Toronto Stock Exchange

Dear Sirs:

Subject: TransGlobe Energy Corporation (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual & Special Meeting of securityholders:

Meeting Date:	May 11, 2010
Record Date for Notice:	March 29, 2010
Record Date for Voting:	March 29, 2010
Beneficial Ownership Determination Date:	March 29, 2010
Class of Securities Entitled to Receive Notice:	Common shares
Class of Securities Entitled to Vote:	Common shares
ISIN Number:	CA8936621066
Meeting Location:	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Leigh Haessner "

Leigh Haessner
Corporate Administrator
Corporate & Shareholder Services
Direct Dial:           (403) 261-6105

cc: CDS & Co.